ELEMENTAL ROYALTY CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting ("Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Elemental Royalty Corporation ("Company" or "Elemental") will be held at Suite 905 - 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4 on May 27, 2026 at 10:00 a.m. (Vancouver time). The Company will be conducting an in-person Meeting in Vancouver, British Columbia.

The Meeting is being held for the following purposes, which are further described in the Company's management information circular dated April 16, 2026 ("Circular"):

1. to receive the audited annual consolidated financial statements of the Company for the financial year ended December 31, 2025, together with the report of the auditors thereon;

2. to fix the number of directors of the Company to be elected at the Meeting to hold office for the ensuing year or otherwise as authorized by the Shareholders of the Company at five (5);

3. to elect the directors of the Company to hold office until the next annual general meeting of Shareholders. For more information, see "Matters to be Acted Upon at the Meeting - Election of Directors" in the Circular;

4. to appoint PricewaterhouseCoopers LLP ("PwC") as auditor of the Company until the next annual meeting of Shareholders at a remuneration to be fixed by the directors of the Company. For more information, see "Matters to be Acted Upon at the Meeting - Appointment of Auditor" in the Circular;

5. to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is attached as Schedule "B" to the Circular, approving and ratifying the Company's 2020 incentive compensation plan, as amended (the "Omnibus Plan") and the setting-aside, allotting and reserving of 10% the Company's outstanding Common Shares from time to time for issuance pursuant to the settlement of awards granted under the Omnibus Plan, the approval of unallocated awards under the Omnibus Plan, and the ability to continue to grant awards under the Omnibus Plan until the date that is three (3) years from the date of the Meeting. For more information, see "Matters to Be Acted Upon at the Meeting - Approval of the Omnibus Plan" in the Circular; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders should refer to the Circular for more detailed information with respect to the matters to be considered at the Meeting.

The board of directors of the Company (the "Board") has set the close of business on April 16, 2026 as the date of record (the "Record Date") for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only persons shown on the register of Shareholders at the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Meeting and vote on the matters to be considered at the Meeting.

A registered Shareholder may attend the Meeting in-person or may be represented by proxy at the Meeting. All Shareholders are encouraged to attend the Meeting in-person or to date, sign and return the accompanying instrument of proxy ("Instrument of Proxy") enclosed with the N&A Notification (as defined below) for use at the Meeting or any adjournment or postponement thereof. To be effective, the Instrument of Proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the City of Vancouver, British Columbia) prior to the time set for the Meeting or any adjournment or postponement thereof. Shareholders may also confirm their proxy vote by telephone or online at www.investorvote.com. Full voting instructions are included within the Instrument of Proxy.

If you are not a registered Shareholder of the Company and received this Notice of Meeting and the Circular through your broker or another intermediary (an "Intermediary", which includes, among other entities and individuals, banks, trust            companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), please complete and return the accompanying Instrument of Proxy or Voting Instruction Form provided to you by such Intermediary, in accordance with the instructions provided therein.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	1

Notice-and-Access

The Company is relying on the "notice-and-access" delivery procedures outlined in National Instrument 54-101- Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") to distribute copies of the proxy related materials in connection with the Meeting (together, "Notice-and-Access Provisions").

The Company has chosen to deliver the Circular, the financial statements of the Company for the year ended December 31, 2025 and the report of the auditors thereon, the Company's management's discussion and analysis for the year ended December 31, 2025, and other related materials for the Meeting ("Proxy Materials") using Notice-and-Access Provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet. Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on SEDAR+ and on a non-SEDAR+ website, provided that the conditions of NI 54-101 and NI 51-102 are met, rather than by printing and mailing the documents. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. Shareholders are entitled to request a paper copy of the Circular and that the Circular be mailed to them at the Company's expense.

Pursuant to the Notice-and-Access Provisions, the Company must send a notice to each registered and beneficial Shareholder (the "N&A Notification") together with a form of Instrument of Proxy or a Voting Instruction Form (together with the N&A Notification, the "Notice Package"), indicating that the Proxy Materials have been posted on the Company's website and on SEDAR+, and including an explanation regarding how a Shareholder can access the Proxy Materials or obtain paper copies thereof. We remind you to access and review all of the important information contained in the Proxy Materials before voting.

The Proxy Materials will be available online at the following link: https://elementalroyalty.com/investors/agm/. You may also find a copy on SEDAR+ under the Company's profile at https://www.sedarplus.ca.

You may obtain a paper copy of the Proxy Materials at no cost by calling the toll-free number 1-866-962-0498.

If you request a paper copy of the Proxy Materials, please note that another form of Instrument of Proxy or Voting Instruction Form will not be sent; please retain the one received with the Notice Package for voting purposes.

To allow adequate time for a Shareholder to receive and review a paper copy of the Proxy Materials and then to submit their vote by May 25, 2026, a Shareholder requesting a paper copy of the Proxy Materials should ensure such request is received by the Company no later than May 18, 2026.

If a paper copy of the Proxy Materials is requested prior to the date of the Meeting, the Proxy Materials shall be sent within three (3) Business Days after receiving the request, by first class mail, courier or the equivalent. If a paper copy of the Proxy Materials is requested on or after the date of the Meeting and within one (1) year of the Circular being filed by the Company to SEDAR+, the Proxy Materials shall be sent within ten (10) calendar days after receiving the request, by prepaid mail, courier or the equivalent.

The Circular, this Notice of Meeting, the N&A Notification, the Instrument of Proxy or Voting Instruction Form and the Company's annual audited consolidated financial statements for the year ended December 31, 2025 and the report of the auditors thereon, and the related management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2025 (collectively, the "Meeting Materials") are available on the Company's website (www.elementalroyalty.com) and under the Company's profile on SEDAR+ at www.sedarplus.ca. Shareholders are reminded to review the Meeting Materials before voting.

DATED this 16th day of April, 2026.

BY ORDER OF THE BOARD OF DIRECTORS OF

Elemental Royalty Corporation

(signed) "Juan Sartori"

Executive Chairman

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	2